

February 8, 2022

Paul Falconer
Chief Executive Officer
LNPR GROUP INC.
5190 Neil Rd. Ste. 430
Reno, NV 89502

> **Re: LNPR GROUP INC.**
> **Registration Statement on Form 10**
> **Filed January 28, 2022**
> **File No. 000-54171**

Dear Mr. Falconer:

Our initial review of your registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Exchange Act of 1934, the rules and regulations thereunder and the requirements of the form. More specifically,

Your registration statement fails to include an audit report that complies with Article 2 of Regulation S-X.

We will provide more detailed comments relating to your registration statement following our review of a substantive amendment that addresses these deficiencies.

Please contact Austin Wood at 202-551-5586 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction